Exhibit 4.2

Date:________

Dear Mr/Ms. ________

Exemption letter

On February 21, 2024 and on February 24, 2024, the Compensation Committee and the Board of Directors of the Company, respectively, had decided, and on April 17, 2024 the Company's General Meeting of Shareholders  approved to exempt you from liability to the Company, in whole or in part, for damage due to breach of the duty of care towards it (the "Exemption Decision"), except for damage due to a breach of the director's duty of care in distribution, within its meaning in the Companies Law, 5759-1999 ("Companies Law") and except for damage due to a breach of a director's duty of care in a decision or transaction in which the controlling shareholder or any officer of the Company (including you) has a personal interest in it ("Personal Interest Transactions").

Following the Company's General Meeting of Shareholder's approval on April 17, 2024, by a majority required by law of the granting of the this exemption letter, we hereby inform you that since you serve and/or served and/or may serve as an officer of the Company and/or its subsidiaries and/or related companies of the Company and/or any other corporation in which the Company holds securities Directly and/or indirectly, the Company confirms and undertakes to you, subject to the provisions of any law, as follows:

Subject to the provisions of sections 259 and 263 of the Companies Law and any provision that will replace them, the Company exempts you from any liability towards it for any damage that will be caused to it and/or caused to it, whether directly or indirectly, due to breach of your duty of care towards it by your actions done in good faith and in your capacity as an officer of the Company (and/or subsidiaries and/or affiliates of the Company and/or any other corporation in which the Company holds securities directly and/or indirectly), except for breach of the duty of care in distribution and in Personal Interest Transactions.

The Company's obligations under this exemption letter shall be interpreted broadly and in a manner intended to comply with them to the extent permitted by law for the purpose for which they are intended, and without derogating from the generality of the aforesaid, to the extent permitted by law, they shall also apply to actions prior to the date of signing the exemption letter. In the event of any conflict between any provision in this letter of exemption and an unconditional provision of law that cannot be stipulated, modified or added to, the said provision of law shall prevail, but this shall not affect or detract from the validity of the other provisions of this exemption.

Nothing in this exemption letter shall derogate from what is stated in an exemption letter or letter of indemnification given to you or to be given to you, if any, by the Company.

"Action" or any derivative thereof for the purposes of this exemption letter – within its meaning in the Companies Law, including also a decision and/or omission and including all actions taken by you prior to the date of this exemption during your term of office and/or employment as an officer of the Company and/or during the period of being an officer, employee or agent of the Company in any other corporation in which the Company holds securities directly and/or indirectly.

"Officer" - For the purposes of this exemption letter – a person who serves from time to time in the Company as an officer, as this term is defined in section 1 of the Companies Law, including an officer of the Company, who serves on behalf of the Company in another company, including a subsidiary of the Company, including a private company controlled by any of the aforementioned officers through which he acted as an officer of the Company and/or as an officer of another Company.

Sincerely, Enlight Renewable Energy Ltd.

I confirm that I have accepted this exemption letter and agree to all its terms:

signature	Name	Date